UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 29, 2021
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On July 29, 2021, the Credit Suisse Financial Report 2Q21 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the information under “Group and Bank differences” and any exhibits hereto or information contained therein which relate exclusively to Credit Suisse AG or the Bank shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management– Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2020 (Credit Suisse 2020 20-F) filed with the SEC on March 18, 2021, the Group’s financial report for the first quarter of 2021 (Credit Suisse Financial Report 1Q21), filed with the SEC on Form 6-K on May 6, 2021, and the Group’s financial report for the second quarter of 2021 (Credit Suisse Financial Report 2Q21), filed with the SEC as Exhibit 99.1 hereto.
Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2020 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2021 (6M21) compared to the six months ended June 30, 2020 (6M20) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2021. The Credit Suisse Financial Report 2Q21, filed as Exhibit 99.1 hereto, includes unaudited financial statements for 6M21 and 6M20.
Credit Suisse includes the results of our reporting segments and the Corporate Center. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
Certain reclassifications have been made to prior periods to conform to the current presentation.
Overview of Results
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Asset Management	Investment Bank	Corporate Center	Credit Suisse
6M21 (CHF million)
Net revenues	2,926	1,917	1,858	790	5,153	33	12,677
Provision for credit losses	5	(25)	33	1	4,364	(9)	4,369
Compensation and benefits	932	755	651	331	1,736	158	4,563
Total other operating expenses	599	439	400	239	1,596	416	3,689
Total operating expenses	1,531	1,194	1,051	570	3,332	574	8,252
Income/(loss) before taxes	1,390	748	774	219	(2,543)	(532)	56
Income tax expense							40
Net income							16
Net income/(loss) attributable to noncontrolling interests							15
Net income attributable to shareholders							1
6M20 (CHF million)
Net revenues	2,928	1,937	1,643	806	4,942	(286)	11,970
Provision for credit losses	152	71	185	2	447	7	864
Compensation and benefits	998	863	654	333	1,986	76	4,910
Total other operating expenses	591	402	390	223	1,514	324	3,444
Total operating expenses	1,589	1,265	1,044	556	3,500	400	8,354
Income/(loss) before taxes	1,187	601	414	248	995	(693)	2,752
Income tax expense							281
Net income							2,471
Net income/(loss) attributable to noncontrolling interests							(5)
Net income attributable to shareholders							2,476

Results summary
In 6M21, Credit Suissereported net income attributable to shareholders of CHF 1 million compared to CHF 2,476 million in 6M20. The 6M21 results included a loss of CHF 5,024 million in respect of the failure by a US-based hedge fund, Archegos Capital Management (Archegos), to meet its margin commitments, consisting of CHF 493 million of trading losses as a result of market movements during the process of closing out the fund positions, a provision for credit losses of CHF 4,500 million and operating expenses of CHF 31 million mainly relating to severance-related costs and professional services fees.
Net revenues of CHF 12,677 million increased 6% compared to 6M20, primarily reflecting higher net revenues in the Corporate Center, Asia Pacific and the Investment Bank.
Provision for credit losses of CHF 4,369 million was primarily driven by net provision for credit losses of CHF 4,364 million in the Investment Bank, including the charge of CHF 4,500 million related to the Archegos matter.
Total operating expenses of CHF 8,252 million were stable compared to 6M20, reflecting lower compensation and benefits, mainly relating to lower discretionary compensation expenses, offset by an increase in general and administrative expenses and restructuring expenses of CHF 70 million.
Income tax expense of CHF 40 million recorded in 6M21 resulted in an effective tax rate of 71.4%, mainly reflecting the estimated effective tax rate for the full year, as applied to the 6M21 results. This primarily reflects the loss related to the Archegos matter, for which only a partial tax benefit could be recognized, and the application of a valuation allowance for the remainder of the loss. Other key drivers of the full year estimated effective tax rate were the impact of the geographical mix of results, the non-deductible funding costs, and an additional valuation allowance in the Group’s operating entities in the UK. Overall, net deferred tax assets increased CHF 486 million to CHF 3,623 million during 6M21.
Segment results
In 6M21, Swiss Universal Bank reported income before taxes of CHF 1,390 million and net revenues of CHF 2,926 million. Compared to 6M20, net revenues were stable, with lower transaction-based revenues and lower net interest income, offset by higher recurring commissions and fees and higher other revenues. Other revenues in 6M21 included gains on the equity investment in Allfunds Group of CHF 138 million and an insurance claim refund of CHF 49 million relating to a major litigation case reflected in Corporate & Institutional Clients. Other revenues in 6M20 included a revaluation gain of CHF 134 million relating to our equity investment in Pfandbriefbank reflected in Private Clients and a gain related to the completed transfer of the InvestLab fund platform to Allfunds Group of CHF 25 million reflected in Corporate & Institutional Clients.
Net revenues in Private Clients decreased 9% compared to 6M20, mainly driven by lower other revenues and lower transaction-based revenues, partially offset by higher recurring commissions and fees. Other revenues in 6M20 included the Pfandbriefbank equity investment revaluation gain of CHF 134 million. Transaction-based revenues decreased 12%, primarily reflecting lower revenues from Global Trading Solutions (GTS) and lower brokerage and product issuing fees. Net interest income was stable compared to 6M20, with lower deposit margins on slightly lower average deposit volumes and stable loan margins on slightly lower average loans volumes, offset by higher treasury revenues. Recurring commissions and fees increased 7%, mainly driven by higher investment product management fees, higher discretionary mandate management fees and higher security account and custody services fees.
Net revenues in Corporate & Institutional Clients increased 11% compared to 6M20, primarily driven by higher other revenues and higher recurring commissions and fees, partially offset by lower transaction-based revenues. Other revenues in 6M21 included the gains on the equity investment in Allfunds Group of CHF 138 million and the insurance claim refund of CHF 49 million relating to a major litigation case, while other revenues in 6M20 included the gain of CHF 25 million related to the completed transfer of the InvestLab fund platform. Recurring commissions and fees increased 7%, mainly reflecting higher investment product management fees, higher fees from lending activities and higher banking services fees. Transaction-based revenues decreased 7%, mainly driven by lower revenues from GTS and lower brokerage and product issuing fees, partially offset by higher fees from foreign exchange client business. Net interest income decreased 2%, driven by lower deposit margins on higher average deposit volumes and lower treasury revenues, partially offset by lower loan margins on higher average loan volumes.
In 6M21, we recorded a provision for credit losses of CHF 5 million compared to CHF 152 million recorded in 6M20. Provision for credit losses in 6M21 mainly reflected several individual cases across various industries in 1Q21, largely offset by a release of CECL provisions in 2Q21. Provision for credit losses in 6M20 were related to the impact on our commodity trade finance and Swiss corporate portfolios from the expected deterioration of macro-economic factors under the new CECL methodology and our consumer finance business.
Total operating expenses decreased 4% compared to 6M20, mainly reflecting lower compensation and benefits. General and administrative expenses were stable.
In 6M21, International Wealth Management reported income before taxes of CHF 748 million and net revenues of CHF 1,917 million.
Net revenues were stable compared to 6M20, mainly reflecting lower transaction- and performance-based revenues and lower net interest income, offset by higher other revenues and higher recurring commissions and fees. Transaction- and performance-based revenues decreased 19%, mainly driven by lower client activity including lower structured product issuances and lower revenues from GTS. Net interest income decreased 16%, primarily due to lower deposit margins on higher average deposit volumes. Other revenues in 6M21 included gains on the equity investment in Allfunds Group of CHF 185 million, while other revenues in 6M20 included a gain related to the completed transfer of the InvestLab fund platform of CHF 15 million. Recurring commissions and fees increased 8%, primarily driven by higher investment product management fees, higher discretionary mandate management fees and higher security account and custody services fees, partially offset by lower banking services fees.
In 6M21, a release of provision for credit losses of CHF 25 million was recorded, compared to provision for credit losses of CHF 71 million recorded in 6M20. The release of provision for credit losses in 6M21 primarily reflected a release of CECL provisions, partially offset by four individual cases. Provision for credit losses in 6M20 mainly related to ship finance.
Total operating expenses decreased 6% compared to 6M20, mainly reflecting lower compensation and benefits, partially offset by higher general and administrative expenses.
In 6M21, Asia Pacific reported income before taxes of CHF 774 million and net revenues of CHF 1,858 million. Net revenues increased 13% compared to 6M20, reflecting higher transaction-based revenues, higher other revenues and higher recurring commissions and fees, partially offset by lower net interest income. The increase in transaction-based revenues primarily reflected higher financing revenues and higher brokerage and product issuing fees, partially offset by lower revenues from GTS and lower structured equity structured origination revenues. Financing revenues in 6M21 mainly reflected lower unrealized mark-to-market losses, net of hedges, of CHF 11 million on our fair valued portfolio compared to mark-to-market losses, net of hedges, of CHF 219 million in 6M20. Other revenues in 6M21 included gains on the equity investment in Allfunds Group of CHF 138 million, while other revenues in 6M20 included a gain related to the completed transfer of the InvestLab fund platform of CHF 25 million. The increase in recurring commissions and fees was mainly due to higher investment product management fees, higher discretionary mandates management fees, increased investment advisory fees and higher security account and custody services fees. The decrease in net interest income was mainly due to significantly lower deposit margins on higher average deposit volumes and lower loan margins on stable average loan volumes, partially offset by higher treasury revenues.
In 6M21, we recorded a provision for credit losses of CHF 33 million compared to CHF 185 million recorded in 6M20. Provision for credit losses in 6M20 was primarily related to four single cases across various industries.
Total operating expenses were stable compared to 6M20, as higher general and administrative expenses and restructuring expenses were offset by lower compensation and benefits and lower commission expenses.
In 6M21, Asset Management reported income before taxes of CHF 219 million and net revenues of CHF 790 million.
Net revenues of CHF 790 million decreased 2% compared to 6M20, reflecting lower investment and partnership income, partially offset by higher performance and placement revenues and management fees.
Investment and partnership income of CHF 82 million decreased 70% due to a 6M20 gain related to the transfer of the InvestLab fund platform of CHF 203 million. Performance and placement revenues of CHF 139 million increased significantly due to positive investment-related gains compared to losses in 6M20 as well as higher performance fees and carried interest and higher placement fees. Management fees of CHF 569 million increased 9% due to higher average assets under management.
In 6M21, Asset Management recorded a provision for credit losses of CHF 1 million compared to CHF 2 million recorded in 6M20.

Total operating expenses increased 3%, mainly reflecting higher commission expenses, which increased 35%. Compensation and benefits and general and administrative expenses remained stable.
In 6M21, Investment Bank reported a loss before taxes of CHF 2,543 million, driven by a loss of CHF 5,024 million in respect of the failure by Archegos to meet its margin commitments. Net revenues of CHF 5,153 million increased 4% compared to 6M20, reflecting significantly higher capital markets and securitized products revenues, partially offset by losses related to Archegos. During the first half of the year, market conditions were characterized by normalized levels of volatility, tightening of spreads and continued low interest rates.
Revenues from fixed income sales and trading of CHF 2,240 million decreased 9% compared to 6M20, which benefited from more favorable market conditions, reflecting reduced trading activity in macro and global credit products, partially offset by significantly higher securitized products and increased emerging markets revenues. Macro products revenues decreased significantly, driven by lower revenues in our rates and foreign exchange businesses due to significantly reduced volumes and volatility. In addition, global credit products revenues decreased, mainly reflecting lower investment grade trading activity compared to a strong prior year, which benefited from significantly higher trading volumes and client activity. These decreases were partially offset by higher securitized products revenues, reflecting significantly higher non-agency trading activity and increased asset finance revenues. In addition, emerging markets revenues increased, driven by increased financing activity in Latin America and Europe, Middle East and Africa (EMEA) as well as higher trading in Asia and EMEA.
Revenues from equity sales and tradingof CHF 874 million decreased 36% compared to 6M20, mainly reflecting a loss of CHF 493 million related to Archegos in prime services. Excluding this loss, revenues were stable compared to a strong 2Q20, as increased equity derivatives revenues were offset by reduced prime services and cash equities revenues. Prime services revenues significantly decreased, primarily due to the loss related to Archegos and reduced capital usage as we significantly de-risked and resized the business. Cash equities revenues decreased slightly, reflecting lower trading activity in the US, partially offset by higher trading activity in Asia, driven by increased client activity. These declines were partially offset by significantly higher equity derivatives revenues, reflecting increased structured trading activity.
Revenues from capital markets of CHF 1,886 million increased 99% compared to 6M20, reflecting strong client activity across equity and debt capital markets, driven by increased issuance activity. Equity capital markets revenues increased significantly, driven by higher initial public offering (IPO) and follow-on issuance activity. Debt capital markets revenues increased significantly, reflecting higher leveraged finance issuance activity.
Revenues from advisory of CHF 307 million decreased 3% compared to 2Q20, driven by lower revenues from completed M&A transactions.
In 6M21, we recorded a provision for credit losses of CHF 4,364 million compared to CHF 447 million recorded in 6M20. The provision for credit losses in 1H21 was driven by a charge of CHF 4,500 million, related to Archegos.
Total operating expenses of CHF 3,332 million decreased 5% compared to 6M20, reflecting lower compensation and benefits, partially offset by higher general and administrative expenses. Compensation and benefits of CHF 1,736 decreased 13%, primarily due to decreased discretionary compensation expenses, primarily reflecting the impact of the Archegos losses. General and administrative expenses of CHF 1,255 increased 4%, primarily due to increased expenses related to real estate disposals and costs related to Archegos. In 6M20, we incurred costs related to Archegos of CHF 31 million, mainly relating to severance-related costs and professional services fees. In 6M20, we had restructuring expenses of CHF 46 million.
Corporate Center reported a loss before taxes of CHF 532 million in 6M21 compared to CHF 693 million in 6M20. Net revenues of CHF 33 million increased CHF 319 million compared to negative net revenues of CHF 286 million in 6M20, primarily reflecting decreased negative treasury results and higher other revenues. Negative treasury results of CHF 37 million in 6M21 primarily reflected negative revenues of CHF 44 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, and losses of CHF 11 million relating to hedging volatility. Negative revenues and losses were partially offset by gains of CHF 18 million with respect to structured notes volatility. In 6M20, negative treasury results of CHF 271 million primarily reflected losses of CHF 286 million with respect to structured notes volatility, mainly relating to own credit spread movements, mostly in March, amid continued market volatility surrounding the COVID-19 pandemic and central bank stimulus announcements, and negative revenues of CHF 92 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 96 million relating to fair value option volatility on own debt.

In the Asset Resolution Unit, we reported negative net revenues of CHF 76 million in 6M21 compared to CHF 95 million in 6M20. Compared to 6M20, the improvement was primarily driven by lower asset funding costs.
Other revenues of CHF 146 million increased CHF 66 million compared to 6M20, mainly reflecting a valuation adjustment on a legacy exposure and a positive valuation impact from long-dated legacy deferred compensation and retirement programs.
In 6M21, we recorded a release of provision for credit losses of CHF 9 million compared to provision for credit losses of CHF 7 million in 6M20.
Total operating expenses increased CHF 174 million compared to 6M20, mainly reflecting an increase in general and administrative expenses and in compensation and benefits. General and administrative expenses of CHF 377 million increased CHF 98 million, primarily reflecting increased litigation provisions, mainly related to legacy litigation matters. Compensation and benefits of CHF 158 million increased CHF 82 million, primarily due to higher deferred compensation expenses from prior-year awards, the impact of corporate function allocations and higher expenses for long-dated legacy deferred compensation and retirement programs, partially offset by lower discretionary compensation expenses.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific and the Investment Bank. Effective April 1, 2021, the Asset Management business has been separated from the International Wealth Management division and is managed as a new division of the Group. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	2Q21	2Q20	2Q21	2Q20	6M21	6M20	6M21	6M20
Statements of operations (CHF million)
Net revenues	5,229	6,230	5,103	6,194	12,882	12,015	12,677	11,970
Total operating expenses	4,403	4,449	4,315	4,347	8,494	8,573	8,252	8,354
Income/(loss) before taxes	852	1,489	813	1,551	15	2,582	56	2,752
Net income/(loss)	298	1,119	247	1,160	9	2,338	16	2,471
Net income/(loss) attributable to shareholders	326	1,121	253	1,162	112	2,334	1	2,476
Comparison of consolidated balance sheets
	Bank		Group
end of	2Q21	4Q20	2Q21	4Q20
Balance sheet statistics (CHF million)
Total assets	800,120	809,688	796,799	805,822
Total liabilities	750,828	762,629	752,924	762,881
Capitalization and indebtedness
	Bank		Group
end of	2Q21	4Q20	2Q21	4Q20
Capitalization and indebtedness (CHF million)
Due to banks	20,948	16,420	20,948	16,423
Customer deposits	398,323	392,039	397,298	390,921
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,020	23,944	20,924	23,851
Long-term debt	164,292	160,279	170,227	161,087
All other liabilities	146,245	169,947	143,527	170,599
Total liabilities	750,828	762,629	752,924	762,881
Total equity	49,292	47,059	43,875	42,941
Total capitalization and indebtedness	800,120	809,688	796,799	805,822

BIS capital metrics
	Bank		Group
end of	2Q21	4Q20	2Q21	4Q20
Capital and risk-weighted assets (CHF million)
CET1 capital	44,162	40,701	38,938	35,361
Tier 1 capital	59,439	55,659	55,152	51,202
Total eligible capital	60,432	56,620	56,145	52,163
Risk-weighted assets	282,579	275,676	283,611	275,084
Capital ratios (%)
CET1 ratio	15.6	14.8	13.7	12.9
Tier 1 ratio	21.0	20.2	19.4	18.6
Total capital ratio	21.4	20.5	19.8	19.0
Condensed consolidated financial statements
Group
Refer to III –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q21 and Credit Suisse Financial Report 2Q21.
Bank
The Bank’s condensed consolidated financial statements – unaudited as of and for the six months ended June 30, 2021 and 2020 are attached as Exhibit 99.2 to this Form 6-K.

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
23.2 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse AG)
99.1 Credit Suisse Financial Report 2Q21
99.2 Credit Suisse (Bank) Financial Statements 6M21
101.1 Interactive data files (XBRL-related documents) (Group and Bank)
104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: July 29, 2021
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer